02047711

P.E.
8/1/02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail:info@revprop.com
http://www.revprop.com

March 11, 2002

Contact: William I. Kennedy
President

Richard E. Fletcher
Vice-President, Finance

REVENUE PROPERTIES COMPANY LIMITED ANNOUNCES RESULTS FOR THE FOURTH QUARTER

Highlights:

- **Cash flow for the quarter increased to 0.2 cents per share**
- **Cash flow for the year was 16 cents per share**
- **Net income for the year was $44 million, including a number of non-recurring transactions explained below**
- **Payment of 2 cent quarterly common share dividend on March 15, 2002**

The following table summarizes the consolidated financial results of the Company. Certain numbers have been restated to conform to the current presentation since the Company has sold its investment in Pan Pacific. The proforma cash flow is based on including only the Pan Pacific dividends received in 2000. Gaming has been recorded as a discontinued operation.

($000's except per share amounts)	Three months December 31		Twelve months December 31	
	2001	2000	2001	2000
Total assets			$318,098	$ 526,782
Income from continuing operations	$8,282	$6,657	42,532	15,004
- per basic share	0.12	0.09	0.62	0.18
- per diluted share	0.06	0.07	0.30	0.15
Net income	8,315	660	43,676	7,511
- per share	0.12	0.00	0.64	0.07
Funds from continuing operations	105	3,949	10,033	25,372
- per share	0.00	0.06	0.16	0.39
Funds from continuing operations – proforma	-	(1,467)	-	10,219
- per share - proforma	-	(0.02)	-	0.16

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March 11, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today income from continuing operations for 2001 was $43 million ($15 million in 2000) as a result of a number of non-recurring events, including the PNP shares sales, which generated a profit of $34 million. The sales resulted in the recognition of $18 million of the foreign currency translation balance as income. These gains were reduced by a non-cash provision of $9.5 million for the diminution in value of certain property assets identified for sale, and a penalty of $3 million incurred in the early redemption of the 9.54% mortgage bonds.

The primary indicator of performance for management continues to be funds from continuing operations (FFO). The sales of PNP shares have required that the Company apply three different accounting principles over the past years, making meaningful comparisons difficult. To establish a solid basis for future comparison, the Company has restated its FFO on a proforma basis including only dividends received from PNP, and excluding the non-cash adjustments recorded as a result of consolidating PNP's results in prior years.

On a comparable proforma basis, FFO for 2001 was $10.0 million, as compared with $10.2 million in 2000. Basic cash flow per share for the year was 16 cents as compared with a proforma 16 cents in 2000, reflecting a lower number of shares outstanding in 2001. The statements prepared in accordance with generally accepted accounting principles showed a decline in cash flow to $10 million from $25 million (39 cents per share) reported in 2000 reflecting the changes in the Company's PNP ownership position.

The 2001 PNP share sales resulted in lower dividend income, which was offset in part by lower interest costs. The interest savings were limited since funds were invested on a short-term basis pending the payment of the special dividend in October 2001 and the redemption of the 7.5% debentures in January 2002.

For the three months ended December 31, 2001, FFO was $105,000 (0.2 cents per share), compared to a proforma shortfall of $1.5 million (2 cents per share) and a decrease from $3.9 million reported for the comparable period in 2000. It was during the fourth quarter 2000 that the Company stopped consolidating the results of PNP and adopted the equity method. As a result, the reported FFO included a contribution from PNP in excess of the dividend received. The increase from last year's proforma results also reflects the timing of the debt reduction and the cost of responding to the takeover bid.

The Company will pay a quarterly dividend of two cents (Canadian) per common share on March 15, 2002 to shareholders of record at the close of business on March 1, 2002 pursuant to a declaration by the Board of Directors in November 2001.

Note: *Certain matters discussed are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include market valuations of its shares, financial performance and operations of its shopping centres and residential properties, real estate conditions, execution of competing development programs, successful completion of renovations, changes in the availability of acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission including the Annual Report on Form 20F.*

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REVENUE PROPERTIES COMPANY LIMITED

MATERIAL CHANGE REPORT

1. Reporting Issuer

Revenue Properties Company Limited
131 Bloor Street West
Suite 300
Toronto, Ontario
M5S 1R1

2. Date of Material Change

March 12, 2002

Press Release

A Press release was issued on March 8, 2002 (a copy of which is attached).

3. Summary of Material Change

TORONTO, March 8, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced it is making an issuer bid to purchase for cash all of the U.S. $34,599,000 aggregate principal amount of its 6% Convertible Subordinated Debentures due March 1, 2004 , at a price of U.S. $950 for each U.S. $1,000 principal amount of Debentures, plus any accrued and unpaid interest to but excluding the date of purchase. The Debentures trade on the Toronto Stock Exchange under the symbol RPC. DB.U.

The issuer bid circular is to be mailed to holders of the Debentures on or about March 14, 2002. The offer will be subject to various conditions typical of a transaction of this nature and will be open for acceptance until 6 p.m. (Toronto time) on April 18, 2002, unless extended or withdrawn.

The offer is not being made to, nor shall deposits be accepted from or on behalf of, persons in the United States or U.S. persons. There is to be no solicitation, directly or indirectly, for tenders of the Debentures under the offer in the U.S.

4. Full Description of Material Changes

TORONTO, March 8, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today RPCL is making an issuer bid to purchase for cash all of the U.S. $34,599,000 aggregate principal amount of its 6% Convertible Subordinated Debentures due March 1, 2004 (the "Debentures") at a price of U.S. $950 for each U.S. $1,000 principal amount of Debentures, plus any accrued and unpaid interest to but excluding the date of purchase. The Debentures trade on the Toronto Stock Exchange under the symbol RPC. DB.U.

The issuer bid circular is to be mailed to holders of the Debentures on or about March 14, 2002. The offer will be subject to various conditions typical of a transaction of this nature and will be open for acceptance until 6 p.m. (Toronto time) on April 18, 2002, unless extended or withdrawn.

The offer is not being made to, nor shall deposits be accepted from or on behalf of, persons in the United States or U.S. persons. There is to be no solicitation, directly or indirectly, for tenders of the Debentures under the offer in the U.S.

5. Confidentiality

Not applicable.

6. Omitted Information

Not applicable.

7. Senior Officer

Any enquiries with respect to this material change report or the transactions described in this material change report should be made to:

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario
M5S 1R1

Contact: William I. Kennedy
President
Telephone: (416) 963-8100
Fax: (416) 963-8512

8. Statement of Senior Officer

The foregoing accurately disclose the material changes referred to herein.
DATED at Toronto, Ontario this 12th day of March, 2002.

William I. Kennedy
President

CONSOLIDATED BALANCE SHEETS
As at December 31

(in thousands of Canadian dollars)	2001 *(unaudited)*	2000
ASSETS		
Rental properties	**$144,356**	$132,671
Properties held for development and sale	**15,130**	13,800
Cash and cash equivalents	**126,444**	3,805
Mortgages and advances receivable	**8,728**	11,756
Other assets	**2,911**	11,629
Future income tax asset	**1,184**	--
Discontinued operations	**19,345**	18,485
Investment in shares of PNP (note 3)	--	334,636
	$318,098	$526,782
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	**$49,157**	$215,794
Convertible debentures (note 5)	**118,210**	118,569
Bank and other indebtedness	**50,833**	9,862
Accounts payable and deposits	**15,819**	20,877
Future income tax liability	--	2,974
	234,019	368,076
Commitments, contingencies and subsequent events		
Shareholders' equity	**84,079**	158,706
	$318,098	$526,782

The accompanying notes form an integral part of these financial statements.

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REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
Three months and years ended December 31

(unaudited, in thousands of Canadian dollars, except per share amounts)

	Three months		Year	
	2001	2000	**2001**	2000
RENTAL OPERATIONS				
Revenue	**$15,653**	$14,637	**$60,519**	$57,038
Property operating expenses	**9,561**	9,844	**37,593**	35,975
	6,092	4,793	**22,926**	21,063
REAL ESTATE SALES				
Sales	**1,865**	(100)	**1,865**	6,399
Cost of sales	**1,689**	(306)	**1,689**	6,084
	176	206	**176**	315
Other operating expenses:				
Interest	**4,200**	7,390	**19,744**	29,274
General and administrative	**1,597**	2,385	**5,044**	6,429
Interest and other income	**279**	(88)	**(1,879)**	(251)
Depreciation and amortization	**1,680**	1,413	**5,667**	4,963
	7,756	11,100	**28,576**	40,415
OPERATING LOSS	**(1,488)**	(6,101)	**(5,474)**	(19,037)
Earnings of PNP				
Revenue	**--**	22,909	--	147,926
Operating and other expenses (note 3)	**--**	(14,612)	--	(89,879)
Minority interest	**--**	(4,318)	--	(30,219)
Equity in earnings	**--**	3,118	**12,018**	3,118
Dividend income	**--**	--	**1,935**	--
	--	7,097	**13,953**	30,946
Gain on sale of shares of PNP	**10,289**	--	**33,863**	--
Reduction of foreign currency translation account	**--**	--	**18,487**	--
Diminution in value of real estate assets	**--**	--	**(9,530)**	--
Penalty on early debt repayment	**--**	--	**(3,139)**	--
Gain from reduction of interest in PNP	**--**	5,638	--	5,638
Cost of responding to takeover bid	**--**	(1,887)	--	(1,887)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**8,801**	4,747	**48,160**	15,660
Income taxes				
Current	**860**	75	**3,728**	312
Future	**(341)**	(1,985)	**1,900**	344
	519	(1,910)	**5,628**	656
INCOME FROM CONTINUING OPERATIONS	**8,282**	6,657	**42,532**	15,004
Income (loss) from discontinued operations (note 9)	**33**	(5,997)	**1,144**	(7,493)
NET INCOME	**$8,315**	$660	**$43,676**	$7,511
Income per common share from continuing operations	**$0.12**	$0.09	**$0.62**	$0.18
Income per common share	**$0.12**	$0.00	**$0.64**	$0.07
Weighted average number of shares (in thousands)	**63,653**	63,881	**63,382**	65,235

The accompanying notes form an integral part of these financial statements.

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REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31

(unaudited, in thousands of Canadian dollars)	**2001**	2000
Deficit at beginning of year	**$112,071**	$108,820
Net income	**(43,676)**	(7,511)
Dividends	**7,564**	7,783
Special dividend	**95,769**	--
Settlement of convertible debentures	**3,253**	2,979
Deficit at end of year	**$174,981**	$112,071

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS
Three months and year ended December 31

	Three months		Year	
(unaudited, in thousands of Canadian dollars)	**2001**	2000	**2001**	2000
Income from continuing operations	**$8,282**	$6,657	**$42,532**	$15,004
Add (deduct) non-cash items:				
Depreciation and amortization	**1,793**	1,725	**6,301**	6,555
Future income taxes	**(341)**	(1,985)	**1,900**	344
Diminution in value of real estate assets	--	--	**9,530**	--
Penalty on early debt repayment	--	--	**3,139**	--
Gain on sale of shares of PNP	**(10,289)**	--	**(33,863)**	--
Reduction of foreign currency translation account	--	--	**(18,487)**	--
Other	**660**	196	**1,064**	186
Undistributed profit of equity accounted PNP	--	(2,422)	**(2,083)**	(6,232)
Gain resulting on issuance of capital stock by subsidiary	--	(5,638)	--	(5,638)
Adjustment as a result of consolidation of PNP	--	5,416	--	15,153
FUNDS FROM CONTINUING OPERATIONS	**$105**	$3,949	**$10,033**	$25,372

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
Three months and year ended December 31

	Three months		Year	
(unaudited, in thousands of Canadian dollars)	**2001**	2000	**2001**	2000
OPERATING ACTIVITIES				
Funds from continuing operations	**$105**	$3,949	**$10,033**	$25,372
Adjustment as a result of consolidation of PNP	**383**	391	**--**	(15,153)
Re-leasing costs	**(658)**	(261)	**(1,733)**	(1,559)
Amortization of discount of convertible debentures	**--**	(5,416)	**1,596**	1,565
Net change in other assets and liabilities	**(4,076)**	13,189	**(7,543)**	13,173
	(4,246)	11,852	**2,353**	23,398
Net decrease from PNP's other assets and liabilities	**--**	5,416	**--**	6,891
Cash flow from discontinued operations	**486**	(177)	**2,043**	704
	(3,760)	17,091	**4,396**	30,993
INVESTING ACTIVITIES				
Acquisition and development of real estate	**(3,294)**	(373)	**(17,153)**	(9,727)
Net proceeds from property sales	**355**	(41)	**355**	1,049
Change in restricted cash	**(32)**	(380)	**5,750**	(1,552)
Decrease in cash due to reduction of interest in PNP	**--**	(7,351)	**--**	(7,351)
Net proceeds from sale of PNP shares	**61,678**	--	**381,858**	--
	58,707	(8,145)	**370,810**	(17,581)
Net decrease from PNP's investing activities	**--**	--	**--**	(68,328)
Investment in discontinued operations	**(537)**	(1,182)	**(1,478)**	(4,164)
	58,170	(9,327)	**369,332**	(90,073)
FINANCING ACTIVITIES				
Issue of capital stock	**1,335**	181	**3,019**	181
Net change in long-term debt and bank indebtedness	**49,524**	(1,334)	**(124,530)**	10,521
Repurchase of capital stock	**(860)**	(20)	**(6,405)**	(9,045)
Dividends paid	**(95,769)**	(3,832)	**(103,333)**	(7,783)
Repurchase of convertible debentures	**11**	--	**(602)**	--
Settlement of convertible debentures	**(846)**	(763)	**(3,253)**	(2,978)
	(46,605)	(5,768)	**(235,104)**	(9,104)
Net increase in PNP's financing activities	**--**	--	**--**	65,052
Increase in discontinued operations	**(379)**	741	**(15,566)**	1,789
	(46,984)	(5,027)	**(250,670)**	57,737
TOTAL CASH PROVIDED (USED)	**7,426**	2,737	**123,058**	(1,343)
Effect of foreign currency translation on cash balances	**1,663**	1,011	**(419)**	1,803
Cash and cash equivalents at beginning of period	**117,355**	57	**3,805**	3,345
Cash and cash equivalents at end of period	**$126,444**	$3,805	**$126,444**	$3,805

Supplemental cash flow information:

The Company purchased 50% of Prairie Mall not already owned for $21,820,000 assuming a mortgage in the amount of $12,214,000 and paying cash for the remaining balance.

Proceeds on property sales satisfied by mortgages receivable during the year were $1,585,000 (2000: $5,350,000).

Cash interest paid in the year was $23,463,000 (2000: $68,969,000).

Cash income taxes paid in the year was $9,794,000 (2000: $385,000)

The accompanying notes form an integral part of these financial statements

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1. BASIS OF PRESENTATION

The Company's significant accounting policies as documented in note 2 of the most recent annual consolidated financial statements have been applied consistently for the periods ended December 31, 2001, except as documented in note 2,3 and 8. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2. ACCOUNTING CHANGES

Effective January 1, 2001, the CICA changed the accounting standards relating to the accounting for earnings per share. The new standard requires the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. The Company has adopted the new earnings per share standard and has applied the provisions of the standard retroactively with prior periods being restated.

3. INVESTMENT IN SHARES OF PNP

On November 12, 2000 PNP completed the acquisition of Western Properties Trust ("Western"). The acquisition was effected by PNP issuing shares to Western's existing unitholders. The issuance of these shares reduced the Company's percentage ownership in PNP. As a result, the Company ceased consolidating the assets, liabilities and results of operations of PNP and adopted the equity method of accounting for its investment in PNP as of November 13, 2000.

During 2001, the Company sold PNP shares and as a result adopted the cost method of accounting for its investment in PNP as of June 1, 2001. The Company sold its remaining shares of PNP in October 2001.

The comparative statements of income have been reclassified in a manner that separates PNP's financial results to allow for a more meaningful comparison and to assist readers of these financial statements in assessing the impact of this change on the results of the Company.

The components of "Operating and other expenses" were as follows:

	Three months ended December 31, 2000	Year ended December 31, 2000
Property operating expenses	$5,285	$33,255
Interest	5,739	38,030
General and administrative	1,348	5,547
Depreciation	2,231	13,013
Income taxes	9	34
	$14,612	$89,879

4. CANADIAN RENTAL INCOME SEGMENTS

Three months ended December 31

			2001			2000
(unaudited, in thousands of Canadian dollars)	**Retail**	**Residential**	**Total**	Retail	Residential	Total
Revenues	**$9,612**	**$6,041**	**$15,653**	$8,899	$5,738	$14,637
Operating expenses	**4,860**	**4,701**	**9,561**	4,460	5,384	9,844
Total	**$4,752**	**$1,340**	**$6,092**	$4,439	$354	$4,793

Year ended December 31

			2001			2000
(unaudited, in thousands of Canadian dollars)	**Retail**	**Residential**	**Total**	Retail	Residential	Total
Revenues	**$36,691**	**$23,828**	**$60,519**	$34,792	$22,246	$57,038
Operating expenses	**19,263**	**18,330**	**37,593**	17,651	18,324	35,975
Total	**$17,428**	**$5,498**	**$22,926**	$17,141	$3,922	$21,063

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5. CONVERTIBLE DEBENTURES

(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Rate	Adjusted conversion price	Due date	January 31, 2002	December 31, 2001	December 31, 2000
7.5%	$1.95	October 1, 2003	$ --	$44,961	$45,002
6.0%	U.S.$1.82	March 1, 2004	54,919	55,109	52,580
7.0%	$1.74	December 31, 2006	79,715	79,715	83,500

The conversion prices above were adjusted effective October 19, 2001. The adjustment arose as a result of the declaration by the Company of a special dividend of $1.50 per common share to holders of record as at October 18, 2001. In October 2001, $3,785,000 of the 7% convertible debentures were converted into 1,146,966 common shares of the Company at $3.30 per share.

On January 10, 2002 the Company redeemed all of the 7.5% series of debentures for cash.

6. COMMON SHARES

(unaudited, in thousands)	January 31, 2002	December 31, 2001	December 31, 2000
Common shares outstanding	63,874	63,869	63,952
Stock options outstanding	1,241	1,241	2,675

During the year ended December 31, 2001, the Company purchased and cancelled 2,566,182 common shares at an average price per share of $2.47 pursuant to a Normal Course Issuer Bid filed with the Toronto Stock Exchange. During the year ended December 31, 2001, 1,335,936 stock options (average price of $2.26 per share) were exercised for total proceeds of $3,019,000.

7. INCOME PER SHARE FROM CONTINUING OPERATIONS

A reconciliation of the number of shares used in the computation of basic and diluted income per share from continuing operations is as follows:

	Three months ended December 31		Year ended December 31	
(unaudited, in thousands)	**2001**	2000	**2001**	2000
Weighted average number of shares for basic income per share	**63,653**	63,881	**63,382**	65,235
Effect of conversion of debentures	**87,880**	47,611	**87,880**	25,303
Effect of dilutive stock options	**483**	47	**569**	30
Weighted average number of shares for diluted income per share	**152,016**	111,539	**151,831**	90,568

8. FINANCIAL INSTRUMENTS

The Company entered into forward contracts to manage its exposure to changes in exchange rates. At December 31, 2001 the Company had contracts outstanding to sell U.S.$30,000,000 at varying rates expiring in January 2002. The Company does not acquire, hold, or issue derivative financial instruments for trading purposes.

9. DISCONTINUED OPERATIONS

As a result of the Company's intent to sell its gaming investment, the results of operations have been reclassified. The summarized statement of operations for gaming follows:

	Three months ended December 31		Year ended December 31	
(unaudited, in thousands of Canadian dollars)	**2001**	2000	**2001**	2000
Revenue	**$7,304**	$6,066	**$27,813**	$21,720
Operating expenses	**(6,561)**	(5,674)	**(24,709)**	(19,923)
Interest expense	**(42)**	(499)	**(234)**	(1,504)
Depreciation and amortization	**(274)**	(496)	**(1,332)**	(2,392)
Provision for loss on disposal of discontinued gaming operations	**(394)**	(5,394)	**(394)**	(5,394)
Income (loss) from discontinued operations	**$33**	($5,997)	**$1,144**	($7,493)

The summarized balance sheet information for gaming follows:

(in thousands of Canadian dollars)	**December 31 2001**	December 31 2000
Assets		
Property and equipment, net of accumulated depreciation	**$10,101**	$9,241
Other assets	**9,244**	9,244
Total	**$19,345**	$18,485
Liabilities		
Long-term debt	**$2,009**	$16,996
Accounts payable and deposits	**881**	1,251
Total	**$2,890**	$18,247

The Company recorded a pre-tax impairment provision of $394,000 at December 31, 2001 (2000: $5,394,000) which reduced the carrying value of the assets to their estimated net realizable value.

10. EXCHANGE RATES

	2001	2000	**2001**	2000
	U.S. $ to Canadian $		Canadian $ to U.S. $	
Average rate, year ended December 31	**$1.5486**	$1.4848	**$0.6457**	$0.6735
Average rate, three months ended December 31	**1.5805**	$1.5260	**$0.6327**	$0.6553
Year-end rate, December 31	**1.5928**	$1.5023	**$0.6278**	$0.6656

11. SUBSEQUENT EVENTS

In January 2002, the Company repatriated cash of $123,400,000, thereby reducing the net investment in its foreign operations. The funds were used for repayment of the short-term loan (see note 10), redemption of the 7.5% convertible debentures, and for general corporate purposes. The reduction in the Company's net investment in its foreign operations resulted in a reduction in the foreign currency translation account of $10,500,000.

In January 2002, the Company redeemed and cancelled all of its outstanding 7.5% convertible debentures, which were to mature October 1, 2003. The redemption resulted in a loss of $1,100,000 and a net reduction to shareholders' equity of $900,000.

In February 2002, the Company received proceeds of $20,000,000 from a mortgage. The mortgage bears interest at 6.55%, is secured by a first charge on one of the Company's properties, and is due in 2007. The funds will be used for general corporate purposes.

P.T.'s Gaming LLC, in which the Company has a 50% ownership interest, has entered into an agreement to sell its gaming assets, excluding the small casino, which offer is subject to the purchaser obtaining all third party approvals including those of the gaming authorities. The Company expects the sale to close during the second quarter of 2002 and estimates its share of the net proceeds will be approximately Cdn $13,500,000 (U.S. $8,500,000). The sale will result in no significant gain or loss to the Company's recorded carrying value at December 31, 2001.

On March 8, 2002, the Company announced a substantial issuer bid (the "Issuer Bid") for its 6.0% U.S. denominated convertible debentures, due March 1, 2004 at the price of U.S. $950 cash for each U.S. $1,000 principal amount outstanding plus any accrued and unpaid interest. The Issuer Bid will be made by the Company pursuant to an Offering Circular.